Exhibit 99.1

Origin Agritech Limited Announces Change in Board of Directors and co-Chief Executive Officer Status

BEIJING--(BUSINESS WIRE)--December 31, 2008--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a leading technology-focused supplier of crop seeds in China, today announced that the company has approved of Min Tang as a member of the Board of Directors effective January 1, 2009. Dr. Min Tang is replacing Kerry Propper, who has completed his contracted term as a director for the company. The company is grateful for Kerry’s broad based experience and service to the company since 2005.

Dr. Min Tang will bring his considerable and relevant experience in the Company and within the Chinese economic development community. Dr. Tang sits as the Deputy Secretary of the foundation in charge of macroeconomic financial reform, energy conservation, and social development for the Development Research Center reporting to the State Council of China. Previous to his position as the Deputy Secretary of the foundation, Dr. Tang worked at increasingly senior and chief economist positions for the Asia Development Bank for 18 years. Prior to this, Dr. Tang received his masters and PhD. degree in Economics from University of Illinois at Urbana. The Company is honored and excited to welcome a director with Dr. Tang to the board.

Additionally, Liang Yuan has been appointed as Chief Executive Officer from his co-Chief Executive Officer position. Dr. Gengchen Han, formerly co-Chief Executive Officer and Chairman of the Board of the company will still remain as Chairman of the Board of Directors and remain directly active in all strategic matters. His daily focus will center around the enhancement of Origin’s premier position within biotechnology in China and emergence globally, and elevation of Origin’s leading intellectual property war chest. The company congratulates Liang Yuan on his exceptional service and noteworthy experience, and is honored to have him continue on as Chief Executive Officer. Mr. Liang Yuan has been a Director, Executive Vice Chairman, and co-Chief Executive Officer of Origin Agritech since founding in 1997. Prior to Origin, Yuan served at the Fujian Economic Institute from 1985 to 1997, where he was in charge of the research and development of the economy of the entire Fujian province region. Additionally, Mr. Yuan also sits on the board of one Hang Seng index (HK) listed public company. As Chief Executive Officer, Mr. Yuan will continue implementing the company’s focus on bringing Origin’s superior quality technology products to market.

Dr. Gengchen Han commented, "The company strategy remains solidly focused on biotechnology, and providing high quality products to a rapidly developing marketplace. Mr. Yuan will certainly lend his tremendous skills sets to oversee and direct Origin's continued expansion efforts throughout China and certain parts of Southeast Asia. Given his background and expertise, he will spearhead initiatives to address the potential that exists in our US$2 billion market through our broad nationwide network of distributors. Liang Yuan will certainly leverage Origin's blossoming potential and build long term value for our shareholders."

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized an internally developed proprietary seed portfolio of twelve corn hybrids, twelve rice hybrids and two canola hybrids as of 2007. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau, 949-726-8101 or 011-86-10-5890-7505
Vice President, Finance
Irving.kau@originseed.com.cn